May 16, 2024

Via EDGAR

Division of Corporation Finance

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention:	Shane Callaghan, Special Counsel
Perry Hindin, Special Counsel

Re:	Monster Beverage Corporation Schedule TO-I Filed May 8. 2024 File No. 005-41221

Dear Mr. Callaghan and Mr. Hindin:

We received the comment letter (the “Comment Letter”) of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated May 13, 2024, with regard to the above-referenced Schedule TO-I (the “Schedule TO”). Monster Beverage Corporation (the “Company”) provides the following responses to the Comment Letter. For ease of reference, the comments in the Comment Letter are reproduced in italicized form below. Concurrently with the submission of this letter, the Company will file Amendment No. 1 to the Schedule TO (the “Amendment”) that reflects the revisions described in this letter.

Schedule TO-I Filed May 8, 2024

General

1.	Where a filing person elects to incorporate by reference the information required by Item 1010(a) of Regulation M-A, all of the summarized financial information required by Item 1010(c) must be disclosed in the document furnished to security holders. See Instruction 6 to Item 10 of Schedule TO and telephone interpretation I.H.7 in the July 2001 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov. Please revise your disclosure to include the information required by Item 1010(c) of Regulation M-A and disseminate the amended disclosure as required by Exchange Act Rule 13e-4(e)(3). In addition, we note that the Schedule TO indicates that Item 10(b) is "not applicable." If such reference is intended to indicate that the disclosure described in Item 1010(b) of Regulation M-A is not applicable, please include in your response letter an explanation as to why the Company believes that pro forma information is not material to a shareholder's investment decision whether to tender shares in the Offer.

Response:

In response to the Staff’s comment, the Company revised Section 10 (“Certain Information Concerning the Company”) of the Offer to Purchase filed by the Company on May 8, 2024 (the “Offer to Purchase”) to include the information required by Item 1010(c) of Regulation M-A and undertakes to disseminate the amended disclosure as required by Rule 13e-4(e)(3) of the Securities Exchange Act of 1934.

United States Securities and Exchange Commission

May 16, 2024

The Company respectfully advises the Staff that the Company does not believe that the pro forma financial information described in Item 1010(b) of Regulation M-A is material in the context of this Offer.

As disclosed on page 24 in the Offer to Purchase, the accounting for the purchase of shares in the Offer will result in a reduction of the Company’s stockholders’ equity in an amount equal to the aggregate purchase price of the shares purchased by the Company and related costs to repurchase the shares, inclusive of excise taxes. It will also result in a reduction in cash and cash equivalents and cash outflows from financing activities, and an increase in the Company’s long-term debt, as a result of funding the purchase of the shares in the Offer and related fees and expenses using a combination of cash and debt financing. There will also be a reduction in the number of outstanding shares in an amount equal to the number of shares that the Company repurchases pursuant to the Offer, which will affect the calculation of the Company’s earnings per share.

As described on pages 3 and 23 of the Offer to Purchase, in considering the Offer, the Company took into account the expected financial impact of borrowing funds to finance a portion of the shares purchased pursuant to the Offer on the Company’s level of indebtedness and the expected financial impact of the Offer generally on the Company’s liquidity. The Company determined that, due to the Company’s financial condition and results of operations, the funding of the Offer as described in the Offer to Purchase will not have a material impact on the Company. Given the existing disclosure in the Offer to Purchase, the Company believes the inclusion of pro forma financial information would not be material to the decision of a reasonable investor whether to sell, tender or hold shares sought in the Offer.

United States Securities and Exchange Commission

May 16, 2024

Conditions of the Offer, page 33

2.	Refer to the following condition on page 34 of the Offer to Purchase: “[A]ny change, condition, event or development . . . [that] is discovered or is threatened relating to (1) general political, market, economic, financial or industry conditions in the United States or (2) our business, general affairs, management, financial position . . ., which in our reasonable judgment is or may be materially adverse to us or otherwise makes it inadvisable for us to proceed with the Offer.” A tender offer may be conditioned on a variety of events and circumstances provided that they are not within the direct or indirect control of the offeror. The conditions also must be drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Refer to Question 101.01 of the Tender Offer Rules and Schedules Compliance and Disclosure Interpretations (March 17, 2023). Please revise this condition so that it is objectively determinable and outside of the Company’s control.

Response:

In response to the Staff’s comment, the Company revised the condition in the Offer to Purchase in the Amendment to read as follows:

“any change, condition, event or development occurs relating to (1) general political, market, economic, financial or industry conditions in the United States or (2) our business, management, financial position, results of operations, assets, liabilities, or prospects, which in our reasonable judgment is materially adverse to us; or”

Source and Amount of Funds, page 35

3.	Please disclose the existence of any alternative financing plans or arrangements in the event that the Company does not have the necessary funds to pay the offer consideration and related fees and expenses. If there are none, so state. See General Instruction E to Schedule TO, Item 7 of Schedule TO, and Item 1007(b) of Regulation M-A.

Response:

In response to the Staff’s comment, the Company revised the disclosure in the Offer to Purchase in the Amendment to indicate that there are no such alternative financing plans or arrangements.

* * *

United States Securities and Exchange Commission

May 16, 2024

The Company believes that the information contained in this letter, together with the Amendment, is responsive to the Comment Letter.

Should you have any questions, please contact Rory T. Hood at Jones Day at (212) 326-3814 or by email: rhood@jonesday.com.

Best regards,

/s/ Paul J. Dechary
Paul J. Dechary Executive Vice President & General Counsel

cc:	Rory Hood, Jones Day Andrew Levine, Jones Day